April 26, 2018

Dear MGE Energy Shareowner:

Please Support Shareowner Proposal #5 on Climate Risk Reporting

CalPERS is the largest state public pension fund in the United States with approximately $350 billion1 in total assets under management and a long-term owner of approximately 57,000 shares in MGE Energy. CalPERS believes that investors will benefit if the company provides accurate and timely disclosure surrounding environmental risks and opportunities associated with climate risk. Therefore, we will be voting FOR shareowner proposal #5 at the Company’s May 15th, 2018 annual meeting of shareowners.

Consistent with TCFD Recommendations

We believe proposal #5 is of particular significance in light of the global consensus regarding climate change and emission reduction targets reflected in the Paris Agreement. The importance of the proposal’s request is also underscored by the final recommendations set forth by the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD), an international body established by G-20 leaders to develop efficient climate-related financial risk disclosures.

Request for an Assessment of the Company’s Portfolio under a 2 Degree Scenario

Consistent with the CalPERS Investment Beliefs, we believe effective management of environmental factors, including those related to climate change risk, increase the likelihood that companies will perform well over the long-term. We support the request of proposal #5 asking for an assessment of the long-term impacts on the Company’s portfolio, public polices, and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels. The proposal highlights the following specific areas:

•	How MGE Energy could align its capital planning and business strategies to consider the risk and opportunities of a two-degree scenario; and

•	Reassure investors that MGE Energy is poised to manage and take advantage of future regulatory, technological and market changes resulting from a low-carbon transition.

1CalPERS total assets under management at year end December 31, 2017.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

History of Engagement on Climate Risk Reporting – CERES Carbon Asset Risk Initiative

The request for climate risk reporting has been built on a history of engagement. In September 2013, CERES launched the Carbon Asset Risk Initiative with a group of 75 investors including CalPERS, requesting that companies review and provide reporting related to climate change risk. Through the leadership of CERES and efforts of long-term investors, we are hopeful companies will begin to recognize the importance of providing shareowners with a better understanding of how they plan to address climate change consistent with the Paris Agreement.

Vote FOR Shareowner Proposal #5 Requesting Improved Climate Risk Reporting

CalPERS supports accurate and timely disclosure surrounding environmental risks and opportunities associated with climate change risk. As a significant investor in MGE Energy, we encourage shareowners to support proposal #5.

For questions please contact Craig Rhines, CalPERS Associate Investment Manager at INVO_GE_Corporate_Governance_Engagements@calpers.ca.gov or +1 (916) 795-2873.

Thank you for your support.

Sincerely,
SIMISO NZIMA
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.